Exhibit 99.1

ELBIT IMAGING ANNOUNCES SUSPENSION OF PLAZA CENTERS’ ORDINARY

SHARES FROM TRADING ON THE LONDON STOCK EXCHANGE AND LISTING

ON THE OFFICIAL LIST, TRADING ON THE WARSAW STOCK EXCHANGE

AND THE TEL AVIV STOCK EXCHANGE AND SUSPENSION OF TRADING OF

SERIES A AND SERIES B NOTES ON TEL AVIV STOCK EXCHANGE

Tel Aviv, Israel, May 3, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V. (“Plaza”) (LSE: PLAZ), an indirect subsidiary (45%) of the Company, at Plaza’s request and pending the release of publication of Plaza’s financial results for the year ended 31 December 2016 (the “2016 Accounts”), Plaza’s ordinary shares have been suspended, with effect from 7.30 a.m. (London time) this morning from trading on the London Stock Exchange’s main market for listed securities and being listed on the Official List of the Financial Conduct Authority. As a result of the aforementioned suspension Plaza has requested suspension of ordinary shares from trading on the Warsaw Stock Exchange as of 2 May 2017. As a further result of the aforementioned suspensions, Plaza’s ordinary shares and its Series A Notes and Series B Notes (together, the “Notes”) have been suspended from trading on the Tel Aviv Stock Exchange. The delay to the publication of Plaza’s 2016 Accounts follows discussions between Plaza and its auditors with respect to the auditor’s opinion regarding certain issues relating to old agreements entered prior to Plaza’s and the Company’s debt restructurings (the Company is also a party to one of these agreements). Elbit will update upon any development with respect to the trading of Plaza’s shares and Notes, following publication of the Plaza’s 2016 Accounts.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com